UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUN ACQUISITION CO.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Mark Casey, Esq.

General Counsel

Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,219,044,854.48	$151,771.08

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 47,313,056 shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), outstanding multiplied by the offer price of $18.00 per Sucampo Share, (ii) 5,197,648 Sucampo Shares issuable pursuant to outstanding Sucampo stock options with an exercise price less than the offer price of $18.00 per Share, multiplied by $7.01, which is the offer price of $18.00 per Sucampo Share minus the weighted average exercise price for such options of $10.99 per Sucampo Share, (iii) 308,353 Sucampo Shares issuable pursuant to outstanding restricted stock units and performance stock awards (in the case of performance stock awards, assuming performance at “target” levels) multiplied by the offer price of $18.00 per Sucampo Share, and (iv) 18,079,110 Sucampo Shares deliverable upon the conversion of Sucampo’s outstanding 3.25% Convertible Senior Notes due 2021 (the “Notes”), to the extent the Notes are convertible in accordance with their terms into Sucampo Shares prior to the expiration of the Offer, multiplied by the offer price of $18.00 per Sucampo Share. The calculation of the filing fee is based on information provided by Sucampo as of January 9, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the Transaction Valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $151,771.08	Filing Party: Sun Acquisition Co. and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: January 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Sun Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the U.S. Securities and Exchange Commission on January 16, 2018 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Sucampo Shares”), of Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), at a price of $18.00 per Sucampo Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 16, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are each hereby amended as follows.

The information set forth in Section 16 — “Certain Legal Matters, Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of such section:

“Demand Letter. On February 2, 2018, Sucampo received a letter, dated as of February 1, 2018 (the “Demand Letter”), from the law firm Andrews & Springer LLC, writing on behalf of Andre Brown, a purported stockholder of Sucampo, and addressed to Sucampo’s board of directors. The Demand Letter alleges, among other things, that Parent became an “interested stockholder” (within the meaning of Section 203 of the DGCL) no later than December 20, 2017, because the Schedule 14D-9 states that on that date, counsel to the founders of Sucampo provided comments on the draft proposed tender and support agreement that were accepted by Parent. The Demand Letter claims there is a three-year moratorium on Parent engaging in a “business combination” with Sucampo, and states that that Mr. Brown “is concerned that the Proposed Transaction—if consummated on its current terms—may be a defective corporate act.” The Demand Letter requests access to Sucampo’s books and records under Section 220 of the DGCL “for the purpose of (i) investigating a potential violation of Section 203 and (ii) investigating potential breaches of fiduciary duty and other misconduct by the [Sucampo] Board in connection with [Sucampo’s] entry into the Proposed Transaction.”

Sucampo’s counsel, Cooley LLP, responded to the Demand Letter on its behalf on February 9, 2018 by rejecting the demand for access to Sucampo’s books and records under Section 220 of the DGCL as improper. We and Sucampo believe that the claims set forth in the Demand Letter, including any alleged potential violation of Section 203 of the DGCL in connection with the acquisition by Parent of Sucampo, and any alleged potential invalidity of or moratorium on the transactions contemplated by the Merger Agreement, if consummated in accordance with their terms, are without merit. Nevertheless, under applicable provisions of the DGCL, Mr. Brown may apply to the Delaware Court of Chancery for an order permitting inspection of Sucampo’s books and records pursuant to Section 220 or bring legal action seeking to vindicate the legal theories espoused in the Demand Letter.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018

SUN ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer

Name: Kathleen A. Schaefer
Title: President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Kathleen A. Schaefer

Name: Kathleen A. Schaefer
Title: Senior Vice President, Finance and Corporate Controller

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 16, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Joint Press Release of Mallinckrodt plc and Sucampo Pharmaceuticals, Inc., dated December 26, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(F)	Investor Presentation of Mallinckrodt plc, dated December 26 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(a)(1)(G)	Summary Advertisement as published in The New York Times on January 16, 2018.*

(a)(1)(H)	Tender Offer Q&A of Mallinckrodt plc, dated January 16, 2018.*

(b)(1)	Commitment Letter, dated as of December 23, 2017, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Mallinckrodt International Finance S.A.*

(b)(2)	Joinder Agreement, dated as of January 5, 2018, by and among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Barclays Bank PLC, Citigroup Global Markets Inc., Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Mizuho Bank, Ltd., PNC Bank, National Association, PNC Capital Markets LLC and Mallinckrodt International Finance S.A.*

(d)(1)	Agreement and Plan of Merger, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and Sucampo Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(d)(2)	Tender and Support Agreement, dated as of December 23, 2017, by and among Mallinckrodt plc, Sun Acquisition Co. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on December 26, 2017).*

(g)	None.

(h)	None.

*	Previously filed.